UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

Yahoo! Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

December 31, 1999

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332-10-6

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Filo	
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
(3)	SEC USE ONLY	
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 23,392,963
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 23,392,963
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,392,963	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.78%	
(12)	TYPE OF REPORTING PERSON* IN	

***SEE INSTRUCTIONS**

ITEM 1.

(a) Name of Issuer:

Yahoo! Inc.

(b) Address of Issuer's Principal Executive Offices:

3420 Central Expressway, Santa Clara, CA 95051

ITEM 2.

(a) Name of Person Filing:

David Filo

(b) Address of Principal Business Office or, if none, Residence:

Same as Item 1(b)

(c) Citizenship:

See Row 4 of cover page

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

984332-10-6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a) Amount Beneficially Owned:

See Row 9 of cover page

(b) Percent of Class:

See Row 11 of cover page

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Row 5 of cover page

(ii) Shared power to vote or to direct the vote

See Row 6 of cover page

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of cover page

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of cover page

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date

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Signature

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Name/Title